Rule 22c-2 Shareholder Information Agreement

This Agreement is entered into as of April 16, 2007 by and among MetLife Investment Funds, Inc. (together with each Fund, the “Corporation”), MetLife Investment Funds Management LLC (the “Manager”) and CitiStreet LLC, a New Jersey limited liability company having its principal of business at 400 Atrium Drive, Somerset, New Jersey 08873 (“Recordkeeper”) and its affiliates (collectively “Intermediary” or “CitiStreet”).

WHEREAS, Intermediary and the Corporation have entered into a certain agreement or agreements relating to Shares;

WHEREAS, the Corporation and Intermediary seek to enter into this Agreement in order for, among other things, the Corporation to comply with the requirements of Rule 22c-2 (“Rule 22c-2”) under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, this Agreement shall inure to the benefit of and shall be binding upon the undersigned and each such entity shall be either a Corporation, Fund Agent or Intermediary for purposes of this Agreement (the Corporation, Fund Agent and Intermediary shall be collectively referred to herein as the “Parties” and individually as a “Party”);

NOW, THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, the Parties hereby agree as follows:

1. Agreement to Provide Information. Intermediary agrees to provide the Corporation or Fund Agent, promptly upon written request (“Request”) and for the period covered by the Request, trade activity information including the taxpayer identification number (“TIN”) if known and reasonably available of Shareholders that purchased, redeemed, transferred or exchanged Shares held through an account with Intermediary, and the amount and dates of such Shareholder purchases, redemptions, transfers and exchanges.

Period Covered by Request. Each Request must be provided in a time and manner mutually agreed to by the parties to the Agreement. Requests must set forth a specific period, not to exceed ninety (90) days from the date of the Request, for which transaction information is sought. Notwithstanding the foregoing, the Corporation or Fund Agent may request transaction information older than ninety (90) days from the date of the Request as it reasonable believes is necessary to investigate compliance with policies established by the Corporation for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares. The Company acknowledges and agrees that any requested information beyond the ninety (90) days will be generated and transmitted to the Corporation via a non-automated method. CitiStreet shall provide the requested information to Corporation pursuant to this paragraph as soon as reasonably practicable. The Corporation agrees to reimburse CitiStreet for reasonable costs associated with complying with extraordinary requests (defined as those requests for transaction information spanning a period of greater than 120 days).

3. Timing of Requests. Requests shall be made monthly, unless the Corporation or Fund Agent reasonably believes a more frequent Request is necessary to enforce restrictions established by the Corporation and/or Fund Agent for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares.

4. Form and Timing of Response. Intermediary agrees to transmit the requested information that is on its books and records to the Corporation or Fund Agent as soon as is reasonably practicable, but in any event not later than five (5) business days after receipt of a Request. The format for any requested information provided to the Corporation pursuant to this paragraph shall be consistent with the NSCC Standardized Data Reporting Format or such other format as mutually agreed to by the parties to the Agreement. If the requested information is not on Intermediary’s books and records, Intermediary agrees, to use its best efforts to: (i) promptly obtain and transmit the requested information; or (ii) if requested by the Corporation or Fund Agent, to block further purchases of Shares from or on behalf of the persons with respect to which such information has not been transmitted to the Corporation or Fund Agent in accordance with this Paragraph 4. Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the Parties.

5. Limitations on Use of Information. The Company shall not use the Requested Information for any purpose other than to monitor compliance with Fund trade restrictions, redemption fees and/or any other obligation imposed and defined by the Fund prospectus(es). The Company agrees and acknowledges that any breach of the foregoing will result in irreparable harm to CitiStreet and the Shareholder(s) for which there is no adequate remedy available at law. CitiStreet shall be entitled to immediate injunctive relief, in addition to any other available legal remedy, to prevent any breach of this provision.

6. Agreement to Restrict Trading. Intermediary agrees to execute written instructions from the Corporation or Fund Agent to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that the Corporation or Fund Agent believes to have engaged in transactions in Shares (directly or indirectly through Intermediary’s account) that violate policies established by the Corporation and/or Intermediary for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares, as soon as is reasonably practicable, but no later than ten (10) business days after receipt of such instructions from the Corporation or Fund Agent. Intermediary agrees to provide written confirmation to the Corporation or Fund Agent that such instructions have been executed, as soon as is reasonably practicable, but no later than ten (10) business days after the instructions have been executed.

7. Construction of the Agreement; Entire Agreement. This Agreement constitutes the entire understanding among the Parties with respect to the matters discussed herein. This Agreement is not intended to amend or terminate any other agreements between or among the Parties which relate to the Corporation or Shares; provided, however, that to the extent that the provisions of any other agreement among the parties are inconsistent with this Agreement, this Agreement shall control with respect to the matter discussed herein; provided, further, however, that nothing in this Agreement shall be deemed to relieve the Parties of any of their duties or obligations under the Corporation’s or Fund Agent’s compliance policies and procedures as adopted pursuant to Rule 38a-1.

8. Termination; Assignment. This Agreement will automatically terminate in the event of its assignment or upon termination or assignment of any other related agreements between the Parties relating to Shares. This Agreement may be terminated by either Party upon sixty (60) days’ written notice to the other.

9. Other Agreements. The Parties hereto may enter into other similar agreements with other persons or entities without the other’s consent.

10. Amendment. The Parties hereto may amend this Agreement by written agreement of the Parties.

11. Definitions. For purposes of this Agreement:

“Fund Agent” shall mean the Manager or any successor thereto.

“Fund” shall mean the [several] series into which the Corporation is divided, each representing the interest in a particular managed portfolio of securities and other assets.

“Shares” shall mean the interests corresponding to the redeemable securities of record issued by the Corporation under the 1940 Act that are held by Intermediary.

“Shareholder” shall include (i) the beneficial owner of Shares, whether the Shares are held directly or by Intermediary in nominee name, (ii) a participant in a participant-directed employee benefit plan and (ii) a holder of interests in the Corporation or unit investment trust that has invested in the Corporation in reliance on section 12(d)(1)(E) of the 1940 Act.

The term “written” shall include electronic writings and facsimile transmissions.

12. Notice. For purposes of this Agreement, all required notices and written communication will be directed to the addresses listed below or as subsequently directed in writing:

Intermediary:	Corporation or Fund Agent:

CitiStreet LLC	MetLife Investment Funds Management LLC
One Heritage Drive	501 Boylston Street
Quincy, MA 02171	Boston, Massachusetts 02116
Attention: Thomas M. Lenz

13. Choice of Law. This Agreement shall be construed in accordance with the laws of the Commonwealth of Massachusetts, without respect to conflict of laws principles, and the 1940 Act.

14. Force Majeure. Either Party is excused from performance under this Agreement and shall not be liable for any delay in such performance or non-performance, in whole or in part,

caused by the occurrence of the following events or contingencies if beyond the control of the Parties hereto: work stoppages, fires, civil disobedience, riots, rebellions, natural disasters, acts of God, acts of war or terrorism, actions or decrees of governmental bodies, and similar occurrences (each, a “Force Majeure Event”). The Party who has been so affected shall promptly give written notice to the other Party and shall use its best efforts to resume performance. Upon receipt of such notice, all obligations under this Agreement shall be immediately suspended for the duration of any such delay in performance or non-performance caused by such Force Majeure Event.

15. Severability. If any provision of this Agreement is found to be made invalid by a statute, rule, regulation, decision by a tribunal or similar, the remainder of this Agreement shall not be affected thereby, and the provisions of this Agreement shall be deemed to be severable.

16. Arbitration. Any and all disputes concerning this agreement will be finally and exclusively resolved by arbitration under the rules of arbitration then in effect for the National Association of Securities Dealers, Inc. or the American Arbitration Association, as selected by Intermediary, such arbitration to be conducted in New York, New York.

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be executed as of the date first above written.

METLIFE INVESTMENT FUNDS, INC.

By	/s/ Alan C. Leland, Jr.
Name:	Alan C. Leland, Jr.
Title:	President

METLIFE INVESTMENT FUNDS MANAGEMENT LLC

By	/s/ Elizabeth M. Forget
Name:	Elizabeth M. Forget
Title:	President

CITISTREET LLC

By	/s/ Nicholas S. Katsikis
Name:	Nicholas S. Katsikis
Title:	Chief Financial Officer